Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated October 26, 2018
Relating to Preliminary Prospectus dated October 17, 2018
Registration No. 333-227601

Gamida Cell Ltd.

This free writing prospectus relates to the public offering of ordinary shares of Gamida Cell Ltd. and should be read together with the preliminary prospectus dated October 17, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form F-1 relating to this offering of ordinary shares. The most recent Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1600847/000114036118040749/s002295x9_f1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial public offering price:	$8.00

Number of shares offered by us:	6,250,000

Underwriters option to purchase additional shares:	937,500

Ordinary shares to be outstanding immediately after this offering:	24,297,699

The number of ordinary shares to be outstanding immediately after this offering is based on the following as of June 30, 2018 and assumes the following as of such date:

• 689,898 ordinary shares outstanding;

• the issuance by us of 6,250,000 ordinary shares in this offering; and

•
the issuance by us of an aggregate of 17,357,801 ordinary shares upon the conversion of all Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E-1 preferred shares, Series E-2 preferred shares and Series F-1 preferred shares, which will occur automatically upon the closing of this offering;

but excludes:

	•	2,859,247 ordinary shares reserved for issuance upon the exercise of outstanding options, at a weighted average exercise price of $2.65 per share;

•
the forfeiture of an option to purchase 2,000 ordinary shares, the exercise of an option to purchase 1,313 ordinary shares and the exercise of an option to purchase 8,379 Ordinary C shares after June 30, 2018;

	•	285,056 ordinary shares reserved for issuance upon the exercise of options to purchase 285,056 ordinary shares issued or granted after June 30, 2018, at a weighted average exercise price of $6.03; and

•
4,323,215 ordinary shares issuable upon the exercise of outstanding warrants to purchase Series F-2 preferred shares, at a weighted average exercise price of $6.72 per share, which warrants will automatically convert into warrants to purchase ordinary shares upon the closing of this offering and are expected to remain outstanding at the consummation of this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

	•	no exercise of the underwriters’ option to purchase up to an additional 937,500 ordinary shares; and

	•	the adoption of our amended and restated articles of association upon the closing of this offering, which will replace our amended and restated articles of association as currently in effect.

Novartis Pharma A.G. and Clal Biotechnology Industries Ltd., and certain of their respective affiliates have agreed to purchase, in the aggregate, $37.5 million of the ordinary shares offered in this offering.

Dilution:
Based on an assumed initial public offering price of $8.00 per share, you will experience immediate dilution of $6.01 per share, representing the difference between the assumed initial public offering price and our as further adjusted net tangible book value per share after giving effect to this offering.

Gamida Cell Ltd. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Gamida Cell has filed with the SEC for more complete information about Gamida Cell and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Gamida Cell, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting BMO Capital Markets, 3 Times Square, New York, NY 10036, Attention: Equity Syndicate Department, Telephone: (800) 414-3627, Email: bmoprospectus@bmo.com; or RBC Capital Markets, 200 Vesey Street, New York, NY 10281, Attention: Equity Syndicate Department, Telephone: (877) 822-4089, Email: equityprospectus@rbccm.com.

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